

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

David Sachs
CFO
ImmunityBio, Inc.
3530 John Hopkins Court,
San Diego California 92121

   Re: ImmunityBio, Inc.
    Registration Statement on Form S-3
    Filed February 7, 2023
    File No. 333-269608

Dear David Sachs:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Arzhang Navai at 202-551-4676 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Tom Hornish, Esq.